Mary Beth M. Clary

mbclary@porterwright.com

Also admitted in: Ohio

Porter Wright

Morris & Arthur LLP

9132 Strada Place

Third Floor

Naples, Florida 34108-2683

Direct: 239-593-2959

Fax: 239-593-2990

Toll free: 800-876-7962

www.porterwright.com

CINCINNATI

CLEVELAND

COLUMBUS

DAYTON

NAPLES

WASHINGTON, DC

May 10, 2012

VIA EDGAR

Suzanne Hayes, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:  Huntington Bancshares Incorporated

File No. 001-34073

Form 10-K for the fiscal year ended December 31, 2011,

Filed February 17, 2012

Dear Ms. Hayes:

I represent, and am responding on behalf of, Huntington Bancshares Incorporated in connection with your letter, dated April 30, 2012, regarding the comments of the Staff of the Securities and Exchange Commission to Huntington’s Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on February 17, 2012.

We note that your letter indicated that we should respond within 10 business days or indicate to the Staff when we will respond. This correspondence is to confirm my prior conversation with Laura Crotty on May 9, 2012, that we will respond to the comments in your letter on or before May 31, 2012.

If you have any questions or need additional information, please feel free to contact me at (239) 593-2959.

Sincerely,

/s/ Mary Beth M. Clary

Mary Beth M. Clary

Cc:   Laura Crotty

Rahim Ismail

Stephanie Ciboroski